8/22

07026193

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Primary Metals Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

FILE NO. 82- 35031

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: dw

DAT : 8/23/07

82-35031

ARIS
3-31-07

PRIMARY METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

31 MARCH 2007 AND 2006

Expressed in Euros

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
Primary Metals Inc.

We have audited the consolidated balance sheet of as at March 31, 2007 and the consolidated statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at March 31, 2006 and for the year then ended, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 14, 2006.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
August 1, 2007

Primary Metals Inc. Statement 1

Consolidated Balance Sheets

As at 31 March
Euros

ASSETS	2007	2006
Current		
Cash	2,495,928	3,122,170
Accounts receivable - trade	307,368	55,185
- other	540,867	429,978
Prepaid expenses	152,069	42,841
Inventory *(Note 4)*	2,529,282	2,331,626
	6,025,514	5,981,800
Future Income Tax Assets *(Note 13)*	2,313,178	2,755,207
Property, Plant and Equipment *(Note 6)*	9,314,252	4,654,236
	17,652,944	13,391,243

LIABILITIES		
Current		
Accounts payable and accrued liabilities	4,274,808	3,031,142
Government assistance loan *(Note 7)*	1,397,815	1,334,456
Current portion of long-term debt	748,851	807,130
	6,421,474	5,172,728
Long-Term Debt *(Note 8)*	1,889,506	870,645
Asset Retirement Obligations *(Note 9)*	3,552,290	3,383,131

SHAREHOLDERS' EQUITY		
Share Capital *(Note 10)*	62,981,433	62,713,071
Convertible Securities *(Note 10d)*	13,255	13,255
Contributed Surplus *(Note 11)*	7,048,561	6,535,221
Deficit - *Statement 2*	(64,253,575)	(65,296,808)
	5,789,674	3,964,739
	17,652,944	13,391,243

Commitments *(Note 15)*
Contingency *(Note 17)*

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael P. Raftery", Director

- See Accompanying Notes -

Primary Metals Inc. Statement 2

Consolidated Statements of Income and Deficit

For the Years Ended 31 March
Euros

	2007	2006
Sales *(Note 12)*	14,786,650	14,599,373
Cost of Sales	9,671,195	7,866,430
Gross Margin	5,115,455	6,732,943
Accretion of Asset Retirement Obligation *(Note 9)*	169,159	161,101
Administrative Expenses	1,449,054	916,737
Amortization and Depletion	1,104,984	570,029
Foreign Exchange Loss	168,561	82,073
Interest and Financing	283,791	228,985
Professional Fees	221,775	159,669
Stock-Based Compensation *(Note 10f)*	535,310	543,548
	3,932,634	2,662,142
Income Before the Undernoted	1,182,821	4,070,801
Gain on sale of assets *(Note 5)*	256,792	503,438
Other income	89,035	10,369
Loss on disposition of assets *(Note 6)*	(26,767)	-
Income Before Income Taxes	1,501,881	4,584,608
Current income taxes *(Note 13)*	(16,619)	-
Future income tax (expense) recovery *(Note 13)*	(442,029)	2,755,207
Income for the Year	1,043,233	7,339,815
Deficit - beginning of year	(65,296,808)	(72,636,623)
Deficit - End of Year	(64,253,575)	(65,296,808)
Income Per Share – Basic	0.08	0.68
Income Per Share – Diluted	0.07	0.55
Weighted-Average Number of Shares – Basic	12,372,290	10,808,282
Weighted-Average Number of Shares – Diluted	13,945,893	13,266,651

- See Accompanying Notes -

Primary Metals Inc. Statement 3

Consolidated Statements of Cash Flows

For the Years Ended 31 March

Euros

Cash Resources Provided By (Used In)	2007	2006
Operating Activities		
Income for the year	1,043,233	7,339,815
Items not involving cash		
Accretion of asset retirement obligation	169,159	161,101
Amortization and depletion	1,104,984	570,029
Gain on sale of assets	(256,792)	(503,438)
Change in future income taxes	442,029	(2,755,207)
Stock-based compensation	535,310	543,548
Loss on disposition of assets	26,767	-
	3,064,690	5,355,848
Net change in non-cash working capital	573,710	(6,617)
	3,638,400	5,349,231
Financing Activities		
Export loan	-	(299,737)
Government assistance loan	63,359	48,803
Long-term debt	(862,838)	338,989
Share capital issued for cash	246,392	276,812
	(553,087)	364,867
Investing Activities		
Purchase of property, plant and equipment	(3,968,347)	(3,434,895)
Proceeds on sale of assets	256,792	503,438
	(3,711,555)	(2,931,457)
Net Increase (Decrease) In Cash	(626,242)	2,782,641
Cash position - beginning of year	3,122,170	339,529
Cash Position - End of Year	2,495,928	3,122,170

Supplemental Schedule of Non-Cash Investing and Financing Transactions		
Equipment acquired under capital lease	1,823,420	-
Fair value of stock options exercised	21,970	56,626
Fair value of warrants exercised	-	13,254

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates.

2. Significant Accounting Policies

a) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i) Owned 100% by PMC
(ii) Owned 100% by BVI
(iii) Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

b) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. The Company regularly reviews its estimates and assumptions, however, actual results could differ from these estimates and these differences could be material.

c) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date, revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period. The accounts of the Company's Canadian operations have been translated into Euros using the temporal method.

d) Foreign Currency Risk

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

2. Significant Accounting Policies - *Continued*

e) Earnings per Common Share

Earnings per share amounts are calculated using the weighted-average number of common shares issued and outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options and share purchase warrants. This method assumes that proceeds received from the exercise of in-the-money stock options and warrants are used to purchase common shares at the average market price during the year.

f) Cash and cash equivalents

The Company considers cash and cash equivalents to be cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

g) Inventory

Mine stores and finished concentrates are valued at the lower of average cost and net realizable value less a provision for obsolescence on specific mine store items. Cost of finished concentrates inventory includes direct mining and production costs, direct mine overhead costs, amortization and depletion, less by-product credits. Cost of sales includes costs of finished concentrates plus shipping costs less amortization and depletion, which is disclosed separately in the statement of income.

h) Amortization, Depletion and Impairment

Mining machinery, plant and property are depleted on a unit of production basis, based on estimated recoverable reserves. Estimated recoverable reserves include proven and probable reserves and the portion of mineralized zones expected to be classified as reserves.

The carrying values of producing mineral properties and fixed assets, are reviewed when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. An impairment loss would be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds the assets' fair value which is based on the present value of expected future net cash flow. Estimated future net cash flow, on an undiscounted basis, is calculated for each property using: estimated recoverable reserves; estimated future metal price realization (considering historical and current prices, price trends and related factors); and, estimated operating, capital and other cash flow. Estimates of future cash flow are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mineral properties.

Mining and administrative equipment is amortized on a straight-line basis over their estimated useful lives. Property, plant and equipment that are currently not in use or that are under development will not be amortized until such property, plant and equipment are put into use.

In accordance with EIC 152 - "Mining Assets - Impairment and Business Combinations" the Company includes value beyond proven and probable reserves in its estimate of future cash flow when testing for impairment and determining fair value.

2. Significant Accounting Policies - *Continued*

i) Leased Assets

Assets acquired under capital leases are capitalized and the outstanding future lease obligations are shown in long-term debt. The assets are depreciated over their useful economic lives. The interest element of leasing payments represents a constant proportion of the capital balance outstanding and is charged to the profit and loss account over the period of the lease. All other leases are regarded as operating leases and the payments made under them are charged to the profit and loss account as incurred over the lease term.

j) Environmental Expenditures

The operations of the Company may be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable. The Company's policy is to comply with legal requirements, as instigated by government agencies or appropriate authorities, as a minimum where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development *(Note 2o)*.

k) Revenue Recognition

Revenue from sales is recognized upon delivery of the concentrate under firm sales contracts and collection is reasonably assured. Sales are recorded net of incremental sales revenues paid or payable to third parties *(Notes 12 and 14e)*.

l) Financial Derivatives

It is not the Company's policy to speculate with the use of derivatives. In respect of any contracts employed to hedge the future sale of product, any gain or loss is taken to the profit and loss account when realized either by the physical delivery of the product or the closure of the instrument.

m) Accounting for Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax asset and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. When acquisitions are made and a difference exists between the cost of the asset and its tax basis, a future income tax liability or asset is recorded. In these instances, the amount of the future income tax liability or asset is included in the initial carrying value of the acquired asset.

n) Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair-value based method. The fair value of options is accrued and charged to operations with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Upon exercise of the options, the applicable amounts of contributed surplus are transferred to share capital.

2. Significant Accounting Policies - *Continued*

o) Asset Retirement Obligation

Mining operations are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the Company's environmental policies.

The Company has adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

3. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, government assistance loan, accounts payable and accrued liabilities, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments.

The Company has equipment loans totalling 1,987,583, which are at floating rates, and to this extent, the Company is exposed to interest rate risk.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 12)* is denominated in U.S. funds. This contract accounted for 96% of consolidated sales for the year ended 31 March 2007 (2006 - 96%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar. Management partially mitigates this risk by arranging credit facilities that are denominated in U.S. funds *(Notes 7 and 8)*.

The Company has a concentration of sales *(Note 12)* such that substantially all sales of tungsten concentrates are to a single customer. The Company has experienced no bad debts resulting from trade credit extended to this customer.

4. Inventory

Details are as follows:

	2007	2006
Concentrates	**50,766**	208,564
Concentrates – in transit	**779,471**	667,624
Mine stores	**1,948,445**	1,704,838
Provision for obsolescence	**(249,400)**	(249,400)
	2,529,282	2,331,626

5. Investments

The Company owns a royalty interest based on the production of an ammonium metatungstate plant located in Alabama and owned the rights to acquire two-thirds of the share capital of Minera Malaga Santolalla ("Malaga"), which owns tungsten mining and exploration rights in Peru. On 31 March 2005, the Company wrote off all costs (41,655) relating to these investments. During fiscal 2006, the Company sold its option on Malaga for a cash payment of US$650,000, less closing and legal costs of US$47,716, for a gain on sale of 503,438.

During the year, the Company received approximately US$380,000 from a company that was previously a subsidiary of the Company in settlement of certain past debts, which had been written off in prior years. The Company paid legal and other costs totalling US$46,711 and has recorded a gain on sale of assets of 256,792 in the current year.

6. Property, Plant and Equipment

Details are as follows:

	2007	2006
Mill, buildings and mine development	**19,109,189**	16,548,827
Mining equipment	**17,570,418**	16,322,843
Transportation equipment	**1,050,872**	823,317
Administration	**470,686**	493,419
Equipment under capital lease	**2,083,320**	1,997,263
	40,284,485	36,185,669
Provisions for impairment	**(10,815,247)**	(10,815,247)
Accumulated amortization and depletion	**(20,154,986)**	(20,716,186)
	9,314,252	4,654,236

During the year, the Company removed certain fully depreciated assets from the accounts and disposed of certain assets for a loss on retirement of 26,767 Euros.

7. Loans Payable

a) Government Assistance Loan

Details are as follows:

	2007	2006
Advances are unsecured with interest payable at an estimated rate of 4.7%, currently without specific terms of repayment	**1,397,815**	1,334,456

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

b) Convertible Line of Credit

The Company signed a credit facility agreement with Almonty, LLC ("Almonty"), a private U.S. company and major shareholder of the Company, which provides for a US$500,000 unsecured convertible line of credit available in increments of US$125,000 per quarter beginning on 15 July 2005. Advances under the facility will bear interest at 5%, will have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no draw downs to date.

c) Overdraft Facility

The Company has an unsecured overdraft facility with Caixa Geral de Depositos to a limit of 100,000 and bearing interest at Euribor three-month rate plus 4% per annum. The balance of this facility as at 31 March 2007 is NIL (2006 – Nil).

8. Long-Term Debt

a) Details are as follows:

	2007	2006
Capital lease contracts payable, repayable in monthly payments totalling 35,597, with interest at rates to 5.48% per annum, maturing between March 2010 and December 2010, secured by the related equipment	**1,358,516**	-
Capital lease contracts payable, repayable in quarterly payments totalling 19,638, with interest at rates to 5.48% per annum, maturing between May 2008 and January 2010, secured by the related equipment	**203,191**	-
Mortgage loan payable, repayable in monthly payments of 3,875, blended interest and principle, implicit interest at 5.27% maturing October 2016, secured by the related building and property and with a carrying value at 31 March 2007 of 355,530.	**353,725**	-
Finance contract payable, repayable in semi-annual payments of 21,525, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	**86,100**	129,150
Finance contract payable, repayable in quarterly payments of 27,501, with interest at 8.60% per annum, maturing August 2009, secured by the related equipment	**271,712**	381,718
Finance contract payable, repayable in quarterly payments of 24,515, with interest at 8.70% per annum, maturing October 2009, secured by the related equipment	**269,664**	367,723
Finance contracts payable, repayable in monthly payments totalling 28,496, with interest at rates to 5.48% per annum, maturing between August 2006 and September 2010, secured by the related equipment	**95,449**	398,774
Loan, bearing interest at 3.83%, repayable at 62,246 per quarter, secured by related equipment, matured December 2006	-	186,692
Capital lease payable, repayable at 13,817 per quarter blended interest and principal, implicit interest at 4.47% per annum, matured 16 December 2006	-	76,545
Capital lease payable, repayable at US$44,750 per month blended interest and principal, implicit interest at 4.94% per annum, matured 30 April 2006 *(Note 12)*	-	73,270
Capital lease payable, non-interest bearing, repayable at 8,449 per month matured September 2006	-	63,903
	2,638,357	1,677,775
Less: current portion	**748,851**	807,130
	1,889,506	870,645

b) Scheduled principal repayments are as follows:

Twelve Months Ended 31 March	
2008	748,851
2009	771,837
2010	654,900
2011	211,619
2012	56,471
Thereafter	194,679
	2,638,357

9. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) **Rio**

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. The Company entered into an agreement with the local municipal government in Portugal for the transfer of these old mine workings, tailings, waste rock disposal areas, and any potential reclamation obligations to the municipality for nominal consideration. During the year a formal deed of transfer was signed and registered. The municipality is currently improving the area as a tourist attraction and mining museum. No asset retirement obligation has been recorded for this property.

b) **Barroca Grande**

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

The Company has estimated the fair value of the asset retirement obligation upon acquisition to be 2,922,476 Euros. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details are as follows:

	2007	2006
Asset retirement obligation – opening balance	**3,383,131**	3,222,030
Accretion during the year	**169,159**	161,101
Asset retirement obligation – closing balance	**3,552,290**	3,383,131

10. Share Capital

Details are as follows:

a) Authorized share capital consists of an unlimited number of common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	2007		2006	
	Number	**Amount**	Number	Amount
Balance – beginning of year	**11,666,509**	**62,713,071**	9,681,718	62,366,379
Issued and fully paid:				
Private placement at Cdn$0.18	-	-	-	-
Private placement at Cdn$0.225	-	-	-	-
Exercise of stock options	**323,750**	**52,091**	178,125	90,682
Exercise of warrants	**950,000**	**194,301**	1,806,666	186,130
Fair value of stock options exercised *(Note 11)*	-	**21,970**	-	56,626
Fair value of warrants exercised *(Note 10d)*	-	-	-	13,254
Balance – end of year	**12,940,259**	**62,981,433**	11,666,509	62,713,071

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. Under the terms of the Plan 25% of options granted are exercisable (vest) on the grant date, with 12.50% vesting every quarter thereafter. A summary of stock option activities during the reported periods is as follows:

	2007	2006
Balance - beginning of year	**1,666,875**	260,000
Granted	**175,000**	1,585,000
Exercised	**(323,750)**	(178,125)
Expired	-	-
Balance – end of year	**1,518,125**	1,666,875

Details of stock options outstanding as at 31 March are as follows:

	2007	2006		Exercise Price	Expiry Date
Directors and officers	-	200,000	Cdn$	$ 0.10	10 April 2008
Directors and officers	**30,000**	60,000	Cdn$	$ 0.20	10 September 2008
Directors, officers and employees	**528,125**	621,875	Cdn$	$ 0.51	6 May 2010
Directors and consultants	**685,000**	685,000	Cdn$	$ 2.15	26 August 2010
Consultants	**100,000**	100,000	Cdn$	$ 2.91	1 December 2010
Consultants	**50,000**	-	Cdn$	$ 3.95	12 July 2008
Directors	**50,000**	-	Cdn$	$ 2.88	7 September 2011
Officers	**75,000**	-	Cdn$	$ 2.80	1 November 2011
	1,518,125	1,666,875			

The outstanding options have a weighted-average exercise price of Cdn$1.43 and the weighted-average remaining life of the options is 4.92 years. As at 31 March 2007, a total of 1,408,750 (2006 – 958,750) of these outstanding options had vested.

10. Share Capital - *Continued*

d) Details of the issued and outstanding warrants are as follows:

	Price	Expiry	2007	2006		2007 Amount	2006 Amount
Cdn $	0.125	10 April 2008	**500,000**	500,000	(i)	**13,255**	13,255
Cdn $	0.30	23 March 2007	**-**	950,000		**-**	-
			500,000	1,450,000		**13,255**	13,255

(i) The fair value of these warrants was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	64%
Risk-free interest rate	3.60%
Expected life of options	5 years

e) As at 31 March 2007, there were no (2006 – 690,235) common shares in escrow.

f) Stock-Based Compensation

For the years ended 31 March, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	2007	2006
Total options granted	**175,000**	1,585,000
Average exercise price (in Cdn$)	**3.15**	1.40
Estimated fair value of compensation	**230,017**	976,297
Estimated fair value per option	**1.31**	0.62

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2007	2006
Risk-free interest rate	**4.03%**	3.52%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**80.28%**	78.90%
Expected option life in years	**4.14**	5.00

10. Share Capital - *Continued*

f) Stock-Based Compensation - *Continued*

The company has recorded stock-based compensation for the options that vested during the year as follows:

	2007	2006
Number of options vested in year	**773,750**	876,875
Total compensation recognized for the year	**535,310**	543,548

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

11. Contributed Surplus

Details are as follows:

	2007	2006
Balance - beginning of year	**6,535,221**	6,048,299
Stock-based compensation *(Note 10f)*	**535,310**	543,548
Fair value of stock options exercised (i)	**(21,970)**	(56,626)
Balance - end of year	**7,048,561**	6,535,221

(i) During the period, employees exercised 323,750 (2006 – 178,125) stock options for which the related fair value has been recorded as share capital (*Note 10b*).

12. Sales and Economic Dependence

Details of sales generated from customers that individually account for approximately 10% or more of the year's consolidated sales are as follows:

	2007	2006
Number of large customers	**1**	1
Amount of sales to large customers	**14,192,602**	13,957,525
Total consolidated sales	**14,786,650**	14,599,373
Total percentage of consolidated sales generated from large customers	**96.0%**	96.0%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of this contract at economic rates.

The Company has signed an exclusive multi-year sales agreement for the sale of all or substantially all of its tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated by Almonty. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract *(Note 18)*. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease *(Note 8)*.

Sales revenues received in the period under the new agreement exceeded those that would have been received under the old agreement by 3,897,736 (2006 – 3,628,410) *(Note 14e)*.

13. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the years ended 31 March are as follows

	2007	2006
Consolidated accounting income before taxes	**1,501,881**	4,584,608
Adjustments for differences between accounting and taxable income:		
Amortization in excess of accounting	**(867,259)**	(960,646)
Stock-based compensation	**535,310**	543,548
Accretion	**169,159**	161,101
Other	**434,909**	(251,719)
Consolidated income for tax purposes	**1,774,000**	4,076,892
Statutory tax rate	**34.1%**	35.6%
Tax expense at statutory rates	**604,934**	1,451,374
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	**(190,822)**	(556,942)
Current valuation allowance (recovery)	**44,536**	(894,432)
	458,648	-
Reversal of prior year's valuation allowance *(i)*	-	(2,755,207)
Change in future income tax assets	**(442,029)**	2,755,207
Current income tax expense	**16,619**	-

(i) As at 31 March 2006, the Company determined that it was more likely than not to realize the benefits of its tax loss carry-forwards and timing differences, which represent the excess of carrying value for tax purposes over carrying value for financial reporting purposes of its property, plant and equipment. Accordingly, the Company recognized a reversal of prior years' valuation allowances in the 2006 fiscal year.

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 March are as follows:

	2007	2006
Non-capital loss carry-forwards	**540,205**	892,957
Property, plant and equipment	**1,694,071**	1,852,068
Other	**78,902**	10,182
	2,313,178	2,755,207

13. Income Taxes - *continued*

As at 31 March 2007, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal. A complete valuation allowance has been taken for non capital tax losses carried forward in Canada and no benefit has been recognized in these statements. The available amounts are as follows:

Year of Expiry	Canada	Portugal
2008	31,000	-
2009	35,000	-
2010	45,000	562,006
2011	-	1,916,000
2014	116,000	-
2015	21,000	-
2016	3,000	-
2017	44,000	-
Total	295,000	2,478,006

14. Related Party Transactions

During the year, the Company conducted transactions with related parties as follows:

a) paid or accrued marketing commissions of 46,595 (2006 - 49,456) to a director of Beralt;
b) paid or accrued consulting and management fees of 214,917 (2006 - 189,808) to directors;
c) paid rent and office service fees of 8,214 (2006 - 7,910) to a company controlled by a director;
d) sold tungsten concentrate to Almonty for sales revenue of Nil (2006 - 234,685). The transaction was conducted in the normal course of business, and was recorded at the exchange amount, such amount being in excess of the price received for similar arms length sales in the month of sale; and
e) pursuant to a sales agreement *(Note 12)*, the Company paid Almonty its share of incremental revenues, net of 17,847 (2006 - 204,297) in lease payments paid by Almonty, totalling 1,931,021 (2006 - 1,609,908).

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

15. Commitments

The Company has management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

16. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

31 March 2007	Canada	Portugal	Consolidated
Segment revenue	-	14,786,650	14,786,650
Segment operating income (loss)	(635,207)	1,678,440	1,043,233
Capital expenditures	2,176	5,789,591	5,791,767
Identifiable assets	541,018	17,111,926	17,652,944

31 March 2006	Canada	Portugal	Consolidated
Segment revenue	-	14,599,373	14,599,373
Segment operating income (loss)	(480,151)	7,819,966	7,339,815
Capital expenditures	2,176	3,432,719	3,434,895
Identifiable assets	619,929	12,771,314	13,391,243

17. Contingency

The Company has made certain payments to non-residents. While it is the Company's belief that, under existing tax treaties, no withholding taxes were required to be deducted from such payments, the Company has been unable to obtain definitive documentation or confirmation of this fact from the relevant tax authorities. It is possible that future assessments could prove the Company's assertion to be incorrect, which could give rise to a withholding tax liability. The Company is confident that any such assessment would be recoverable from the non-resident, however, penalties and/or interest due on any assessed amounts may become payable by the Company. The likelihood of any future assessments is not determinable and the amount of any potential future assessment is not reasonably estimable. In addition, the Company feels that it will obtain the necessary documentation to support its assertion in due course; therefore, no amounts have been accrued in the accounts.

18. Subsequent Events

In addition to items disclosed elsewhere in these consolidated financial statements, the following events occurred after 31 March 2007:

In May 2007, the Company reached an agreement with Almonty for the termination, effective June 1 2007, of Almonty's rights under the agreement pursuant to which Almonty is entitled to share in revenues from the sale of tungsten concentrate *(Note 12)*. In exchange for the termination of Almonty's rights under the agreement, Beralt has agreed to pay Almonty total consideration of Cdn$3,000,000, consisting of Cdn$2,000,000 in cash and Cdn$1,000,000 by the issuance to Almonty of 437,981 shares in the capital of the Company. The number of shares was determined by dividing Cdn$1,000,000 by $2.2832, which is the volume-weighted average trading price of the Company's shares on the TSX Venture Exchange in the 10 trading days prior to the announcement of the transaction. The agreement is subject to regulatory approval, and approval by the holders of a majority of the Company's shares other than those held by Almonty and its affiliates and any other person acting jointly or in concert with them. The agreement is expected to be placed before the Company's shareholders for approval at the Company's annual general meeting of shareholders which is expected to be held by mid-September, 2007.

On 9 July 2007, the Company received US$ 630,000 from a company that was previously a subsidiary of the Company in settlement of certain past debts, which had been written off in prior years.

On 3 July 2007, the Company was served with a petition filed in the Supreme Court of British Columbia by seven shareholders of the Company alleging that they hold an aggregate of 159,200 shares of the Company, seeking, among other things, a declaration that the affairs of the Company are being conducted in an oppressive manner, rescission of the agreement between the Company and Almonty, or an order requiring the Company to repurchase the plaintiffs' shares. The Company believes these allegations to be without merit, accordingly, no liability has been recorded.

END